November 18, 2015

Kevin W. Vaughn

Branch Chief

Office of Financial Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Credicorp Ltd Form 20-F for the Fiscal Year Ended December 31, 2014 Filed April 28, 2015 Response dated October 7, 2015 File No. 001-14014

Dear Mr. Vaughn:

On behalf of Credicorp Ltd. (“Credicorp” or the “Company”), we are responding to the letter of the Staff of the Division of Corporation Finance (the “Staff”) dated October 21, 2015, regarding your information request and inquiries for a better understanding of Credicorp’s disclosure. We set forth below Credicorp’s response to the comments in the mentioned letter. For ease of reference, we have included the Staff’s comments in bold in their entirety, preceding our responses.

Form 20-F for the fiscal year ended December 31, 2014

Item 4 – 4.B. Business Overview, page 31

13.3 Loan Portfolio, page 124

Item 19 – Exhibits

2. Please refer to comment 1. You state that past due loans as defined throughout your filing are presented in accordance with IFRS 7. Please address the following:

A.	Please reconcile past due loans of S/.2,009.3 million as disclosed on page 124 to the tabular presentation on page F-128, which presents past due but impaired loans of S/.2,469.1 million and impaired loans of S/.3,010.2 million for the year ended December 31, 2014. In this regard, we note your disclosure on page 132 states that impaired loans are classified as substandard, doubtful or loss, which are all considered as past due loans as defined on pages 131-132.
B.	In your proposed disclosure you state that a loan is classified as past-due mainly based on three aspects: (i) the number of days as past due, based on the due date contractually agreed; (ii) the banking subsidiary and (iii) the type of loan. Explain to us how this policy is consistent with the guidance in IFRS 7, which defines past due loans as a financial asset that is past due when a counterparty has failed to make a payment when contractually due.
C.	You also proposed to expand your disclosure on page F-64 to include the tabular presentation in Appendix A, which discloses loans by the number of days past due. Consistent with the disclosure on page 135, please confirm that you will also discuss your policy in determining when past due loans represent only the past due installment or the entire outstanding amount of the past due loan.

Response

Below please find our responses to your questions and the requested additional discussion:

A.	Reconciliation of the past due loans shown on page 124 and presenting page F-128

The table and narrative below summarizes the reconciliation:

As of December 31, 2014

(Nuevos soles in thousand)

	Current (A)	Current but impaired (B)	Loans with delay in payments of one day or more but not internal overdue loans (C)	Internal overdue loans(*) (D)	Total (A) + (B) + (C) + (D)	Total past due loans (IFRS 7) (C) + (D)
Neither past due nor impaired:	73,487,328	-	-	-	73,487,328	-
Normal	71,917,533	-	-	-	71,917,533	-
Potential Problem	1,569,795	-	-	-	1,569,795	-
Past due but not impaired:	-	-	2,283,020	186,031	2,469,051	2,469,051
Normal	-	-	2,239,131	98,669	2,337,801	2,337,801
Potential Problem	-	-	43,889	87,362	131,250	131,250
Impaired:	-	608,715	578,200	1,823,297	3,010,212	2,401,497
Substandard	-	264,627	217,256	254,205	736,088	471,461
Doubtful	-	277,888	213,991	562,662	1,054,541	776,653
Loss	-	66,200	146,953	1,006,430	1,219,583	1,153,383
Total	73,487,328	608,715	2,861,220	2,009,328	78,966,591	4,870,548

(*) Internal overdue loans considered past due loans under internal guidelines, see definition provided in our letter dated October 7, 2015 (Item 1 A).

As shown in the above table, loans considered “past due but not impaired” and “impaired” included:

-	Loans considered as current, but which based on customer qualitative criteria may show indicators of impairment (S/.608.7 million). The current but impaired loans include mainly Commercial loans and Micro-business loans;

-	Loans with delay in payment of one day or more that, based on our internal guidelines, are not considered overdue (S/.2,861.2 million); and

-	Internal overdue loans that are mainly classified as impaired loans (S/.2,009.3 million).

The criteria used to classify the portfolio by type of risk consider not only the number of days a loan is past due but also includes (among other factors):

-	A qualitative analysis of each customer, including its financial condition, which includes cash flow projections to assets the customer’s ability to comply with payment schedules;

-	The economic environment of the market in which the customer operates and the customer’s financial performance in that market; and

-	The customer’s market reputation.

The table below provides a breakdown of the portfolio based on the type of loan by segment:

As of December 31, 2014

(Nuevos soles in thousand)

	Current (A)	Current but impaired (B)	Loans with delay in payments of one day or more but not internal overdue loans (C)	Internal overdue loans (D)	Total (A) + (B) + (C) + (D)
Commercial loans	41,626,270	222,559	1,065,800	620,770	43,535,399
Residential mortgage loans	11,406,354	79,262	786,818	225,758	12,498,191
Consumer loans	10,476,322	116,610	730,641	323,647	11,647,219
Micro-business loans	9,978,382	190,284	277,961	839,154	11,285,782
	73,487,328	608,715	2,861,220	2,009,328	78,966,591

B.	Adequacy of the application of IFRS 7

As stated in our letter dated October 7, 2015 (in item 1A), the definition we have provided of “past due loans” is based on our internal guidelines because we neither begin collection procedures nor bring any court action against a debtor until it fails to meet the past due minimum criteria established in our guidelines.

In this sense, the reconciliation in the table shown above, discloses (i) the amounts past due from the first day of delay in payment (which amounts to S/.2,861.2 million); and (ii) the amounts of internal overdue loans (which amounts to S/.2,009.3 million). The sum of these two columns reflects “past due” loans consistent with IFRS 7. We will clarify this disclosure in future filings by (i) referring to loans currently disclosed as “past due” as internal overdue loans, and (ii) providing a reconciliation similar to the table above to disclose “past due” in accordance with IFRS 7, which considers the default from one day, adding a column for “past due”. We would add disclosure in the notes to clarify the differences between past due loans (in accordance with IFRS 7) and internal overdue loans.

C.	Accuracy of the proposed disclosures shown in Exhibit A to the letter dated October 7, 2015

We also note that the table contained in Exhibit A to our letter dated October 7, 2015 will include the criteria used by us in recognizing overdue loans by type of loans and by days of delay in payment. That is, for overdue consumer, mortgage and leasing loans, only the instalment that is overdue for up to 90 days of delay in payment will be considered as overdue; once this 90-day delay period is exceeded, the entire outstanding amount of the overdue loan will be considered as overdue.

For the remaining types of credit, the entire outstanding amount will be as considered as overdue once the first instalment is classified as overdue, in accordance with our portfolio management policies.

* * *

The Company hereby acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us at (511) 313-2140 to discuss this letter.

Sincerely,

Fernando Dasso

Chief Financial Officer